June 30, 2008

U.S. Securities and Exchange Commission		Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mr. Alan Morris
Mail Stop 6010

RE:	Flowserve Corporation
Form 10-K
Filed February 27, 2008
File No. 1-13179
Dear Mr. Morris:
     Flowserve Corporation, a New York corporation (the “Company”), hereby transmits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 18, 2008 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K (File No. 1-13179) (the “2007 Form 10-K”), which was addressed to Lewis M. Kling, President and Chief Executive Officer of the Company.
     This letter sets forth the Company’s responses to the Staff’s comments set forth in the Comment Letter. For convenience, the headings and numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery to your attention.
General
1.	We have reviewed the correspondence between the company and the staff in 2006 regarding our review of your 10-K for 2005 and the company’s business in Iran, Sudan and Syria. We have also reviewed the disclosure pertaining to business done with those three countries in the 10-K for 2006 and in the company’s 10-Q for September 31, 2006. We note that your recent documents, including the 10-K for December 31, 2007, make no reference to Iran, Sudan and Syria. Please confirm that your planned phase out of business with those three countries, that was discussed in the September 30, 2006 10-Q and in the 2006 10-K, has been substantially completed, or describe for us your current and anticipated operations in, or other contacts with these countries. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of

U.S. Securities and Exchange Commission
June 30, 2008

any products, technologies, equipment, components and services you have provided in each of the five countries that are categorized by the U.S. Department of State as state sponsors of terrorism, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the governments of any of the five countries.
     We note the Staff’s comment and, in response, we hereby confirm that the Company’s voluntary withdrawal, on a phased basis, from conducting new business through decentralized foreign subsidiaries and their locally selected sales representatives in Iran, Syria and Sudan is winding down and substantially complete.
     As the Staff is aware, the Company disclosed in its Annual Report on Form 10-K for the year ended December 31, 2006 the risks associated with certain of our foreign subsidiaries autonomously conducting business operations and sales, under their own local authority, in Iran, Syria and Sudan. The disclosure also identified that, while our foreign subsidiaries may continue to honor certain existing contracts, commitments and warranty obligations that are in compliance with U.S. laws and regulations, these subsidiaries had begun a voluntary withdrawal, on a phased basis, from conducting new business in those three countries.
     As of December 31, 2006 and as previously disclosed, the aggregate amount of business done by our foreign subsidiaries in Iran, Syria and Sudan accounted for approximately 1-2% of our consolidated global revenue. As of December 31, 2007, this amount had decreased to less than 1% of our consolidated global revenue, illustrating this commitment to implementing the voluntary phased withdrawal from conducting new business in these countries while continuing to honor certain pre-existing contractual commitments and warranty obligations in compliance with U.S. laws and regulations. These pre-existing commitments, to the best of our knowledge, apply to process pumps, valves and mechanical seals sold primarily to oil industry customers in these countries through commercial agreements independently negotiated by such foreign subsidiaries.
     We have determined that the risk factors disclosure pertaining to the nominal business done with Iran, Sudan and Syria and the status of our voluntary phased withdrawal from conducting new business therein was inadvertently omitted from the Company’s 2007 Form 10-K, primarily due to the small amount of related business and the lack of involvement in such business by any U.S. personnel. Accordingly, we hereby confirm that we will review and revise the Company’s risk factors disclosure to include a reference to the foregoing information and will include such revised disclosure in all appropriate future filings, including the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, to better convey this information to the reader. Additionally, we hereby confirm that we will continue to monitor data relating to the Company’s autonomous foreign subsidiaries’ very limited remaining business done with Iran, Sudan and Syria, as well as any other similarly designated countries, on an ongoing basis to so disclose the phased voluntary withdrawal so long as applicable.

U.S. Securities and Exchange Commission
June 30, 2008

Noncompliance with U.S. export control laws could materially..., page 12
2.	We note the disclosure in the 10-K for the fiscal year ended December 31, 2007 that Flowserve Corporation has reported to the Department of Commerce that it may have violated certain export regulations. Please advise us to which countries you may have violated the export regulations, what types of products you sold that might not have been in compliance with U.S. export regulations and when those sales occurred.
     In response to the Staff’s comment, we note for the Staff that, as has been previously disclosed to the Commission, in March 2006, we initiated a voluntary process to determine our compliance posture with respect to U.S. export control laws and regulations. Our disclosed plan has been that such voluntary process would be substantially complete by the end of 2008. Considerable progress has been made to date, and we are currently analyzing data gathered from comprehensive site audits and preparing voluntary submissions to U.S. regulatory agencies. We hereby confirm for the Staff that we remain committed to our previously disclosed timetable of finalizing and submitting our voluntary disclosures by the end of 2008.
     Based on our preliminary review of the data we have collected to date, during the self-disclosure period of October 1, 2002 through October 1, 2007, a number of process pumps, valves, mechanical seals and parts related thereto may have been exported, in limited circumstances, without required export or reexport licenses or without full compliance with all applicable rules and regulations to the following countries: Aruba; Chile; China; Cuba; Egypt; India; Iran; Iraq; Israel; Kazakhstan; Kuwait; Libya; Malaysia; Mexico; Netherlands Antilles; Oman; Philippines; South Africa; Saudi Arabia; Singapore; Sudan; Syria; Taiwan; Thailand; Trinidad; and Venezuela.
     Please note that the foregoing information is based on our preliminary review, and our review is still ongoing. We are conducting this audit in full cooperation with the applicable U.S. export authorities, and we may adjust our work plans to accommodate their requests, as appropriate. As such, the foregoing information is subject to change as our review continues and the voluntary process concludes.
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U.S. Securities and Exchange Commission
June 30, 2008

     Thank you for your continued cooperation regarding this matter. Please contact me at (972) 443-6610 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,
/s/ Luke E. Alverson

Luke E. Alverson Senior Securities Counsel Flowserve Corporation

cc:	L. M. Kling
M. A. Blinn
R. F. Shuff
R. J. Guiltinan